                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )1

                                TAB PRODUCTS CO.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    873197107
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

                  The  information  required on the remainder of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section  18 of the
Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, SEE the NOTES).

------------------------------                   -------------------------------
CUSIP No. 873197107                    13D          Page 2 of 10 Pages
------------------------------                   -------------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   338,300
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                338,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     338,300
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 873197107                    13D          Page 3 of 10 Pages
------------------------------                   -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    338,300
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                338,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     338,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   -------------------------------
CUSIP No. 873197107                    13D          Page 4 of 10 Pages
------------------------------                   -------------------------------

         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.           Security and Issuer.
                  -------------------

                  This statement  relates to shares (the "Shares") of the common stock,  $.01 par value per share  ("Common  Stock"),  of TAB  Products  Co. (the
"Issuer").  The  principal  executive  offices of the Issuer are located at 2130
Gold Street, P.O. Box 649061, San Jose, California 95164-9061.

Item 2.           Identity and Background.
                  -----------------------

                  (a) This  Statement  is filed by Steel  Partners  II,  L.P., a
Delaware limited partnership ("Steel Partners II"), and Warren G. Lichtenstein.

                  Steel Partners,  L.L.C., a Delaware limited  liability company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Each of the foregoing are referred to as a "Reporting  Person"
and  collectively  as the  "Reporting  Persons".  By virtue of his position with
Steel  Partners  II, Mr.  Lichtenstein  has the power to vote and dispose of the
Issuer's Shares owned by Steel Partners II.  Accordingly,  the Reporting Persons
are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is
150 East 52nd Street, 21st Floor, New York, New York 10022.

                  (c) The principal  business of Steel  Partners II is investing in the  securities  of small cap  companies.  The  principal  occupation  of Mr.
Lichtenstein is investing in the securities of small cap companies.

                  (d) No Reporting Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 873197107                    13D          Page 5 of 10 Pages
------------------------------                   -------------------------------

                  (f) Mr.  Lichtenstein  is a citizen  of the  United  States of
America.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate  purchase  price of the 338,300 Shares of Common
Stock owned by Steel Partners II is $1,202,606. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4.           Purpose of Transaction.
                  ----------------------

                  The  Reporting  Persons  purchased  the  Shares  based  on the
Reporting  Persons'  belief  that  the  Shares  at  current  market  prices  are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons, and the availability of Shares of Common Stock at prices that would make the purchase of additional  Shares  desirable,  the Reporting Persons may  endeavor to increase  their  position  in the Issuer  through,  among other things,  the purchase of Shares of Common Stock on the open market or in private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable.

                  No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review  its  investment  in the  Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price levels of the Common  Stock,  conditions in the securities market and general economic and industry  conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the Issuer
concerning  the  capitalization   and  operations  of  the  Issuer,   purchasing
additional  Shares  of  Common  Stock or  selling  some or all of its  Shares or changing its intention  with respect to any and all matters  referred to in Item
4.

------------------------------                   -------------------------------
CUSIP No. 873197107                    13D          Page 6 of 10 Pages
------------------------------                   -------------------------------

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a)  The  aggregate  percentage  of  Shares  of  Common  Stock reported  owned by each  person  named  herein is based  upon  5,168,495  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the  Issuer's  Quarterly  Report on Form 10-Q for the quarter  ended
February 28, 2001.

                  As of the close of business on May 30, 2001 Steel  Partners II beneficially  owned 338,300 Shares of Common Stock,  constituting  approximately
6.5% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned 338,300
Shares,   representing  approximately  6.5%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 338,300
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  (b) By virtue of his  positions  with Steel  Partners  II, Mr.
Lichtenstein  has the sole power to vote and  dispose of the Shares  reported in this Schedule 13D.

                  (c) Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships
                  With Respect to Securities of the Issuer.
                  ----------------------------------------

                  Other  than  as  described  herein,  there  are no  contracts, arrangements  or  understandings  among the  Reporting  Persons,  or between the
Reporting  Persons and any other Person,  with respect to the  securities of the
Issuer.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  1.       Joint Filing Agreement.

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CUSIP No. 873197107                    13D          Page 7 of 10 Pages
------------------------------                   -------------------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2001                     STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             ------------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         -----------------------------------
                                         WARREN G. LICHTENSTEIN

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CUSIP No. 873197107                    13D          Page 8 of 10 Pages
------------------------------                   -------------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

          Shares of Common Stock       Price Per             Date of
                Purchased               Share($)             Purchase
               -----------             ----------            ---------

                            STEEL PARTNERS II, L.P.
                            -----------------------

                   8,300                3.55000              4/02/01
                  19,600                3.55000              4/03/01
                  10,000                3.55000              4/20/01
                   1,500                3.55000              4/24/01
                  10,000                3.55000              5/07/01
                   5,000                3.54000              5/10/01
                  10,000                3.59000              5/23/01
                  75,800                3.64940              5/24/01

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

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CUSIP No. 873197107                    13D          Page 9 of 10 Pages
------------------------------                   -------------------------------

                                  EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----
1.       Joint Filing Agreement.                                           10

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CUSIP No. 873197107                    13D          Page 10 of 10 Pages
------------------------------                   -------------------------------

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k)(1)(iii)  under the Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on  Schedule  13D dated May 30,
2001  (including  amendments  thereto)  with  respect to the Common Stock of TAB
Products  Co. This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated: May 30, 2001                         STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            ---------------------------------
                                            WARREN G. LICHTENSTEIN